SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to proposed appointment of supervisor, dated August 20, 2018	A-1

1.2	Announcement in relation to renewal of continuing connected transactions, dated August 20, 2018	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 21, 2018	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED APPOINTMENT OF SUPERVISOR

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that Mr. Xu Shiguang (“Mr. Xu”) has been nominated as a supervisor of the Company. The Company will seek approval for the proposed appointment from the shareholders of the Company at an extraordinary general meeting. The relevant appointment will be effective from the date of approval by the shareholders of the Company at the extraordinary general meeting to be convened until the annual general meeting of the Company for the year 2019 to be held in year 2020.

Mr. Xu Shiguang, age 39, is currently the Director of general office of audit department of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University and is studying the PhD course at the Chinese Academy of Fiscal Sciences. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing.

Save as disclosed in this announcement, Mr. Xu did not hold any directorship in any other listed companies nor take up any position in any group companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Xu does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Xu that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

A-1

Upon the appointment of Mr. Xu as a supervisor of the Company having been approved at the extraordinary general meeting, the Company will enter into a service contract with Mr. Xu. The Supervisory Committee, after obtaining the authorisation at the extraordinary general meeting, will determine the remuneration of Mr. Xu with reference to his duties, responsibilities, experience as well as the current market condition. A circular of extraordinary general meeting in relation to the proposed appointment will be despatched to the shareholders of the Company in due course.

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 20 August 2018

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

A-2

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement published on 23 September 2015 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates including, among others, the connected transactions under the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement. The Agreements governing the above continuing connected transactions will expire on 31 December 2018.

The Board announces that the Company and China Telecommunications Corporation have entered into supplemental agreements on 20 August 2018 and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement for a further term of three years expiring on 31 December 2021. The pricing terms of the Agreements are set out below in this announcement.

LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. Accordingly, China Telecommunications Corporation is a connected person of the Company pursuant to Chapter 14A of the Listing Rules and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company.

As each of the applicable percentage ratios (excluding the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 is expected to exceed 0.1% but is less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (excluding the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 are expected to exceed 5%, such continuing connected transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Details of the above Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rules 14A.71 and 14A.72 of the Listing Rules.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the relevant terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the renewal of the continuing connected transactions at the EGM.

An Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming, has been formed to advise the Independent Shareholders in respect of, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. The Company has appointed Somerley Capital Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto.

A circular containing, among other things, (i) details of the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the Renewed Annual Caps applicable thereto; (ii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the EGM, is expected to be despatched to the shareholders of the Company on or before 10 September 2018.

BACKGROUND

Reference is made to the announcement published on 23 September 2015 in relation to certain continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates, which are governed by the following Agreements between the Company and China Telecommunications Corporation and/or its associates:

1.	the Engineering Framework Agreement;

2.	the Ancillary Telecommunications Services Framework Agreement;

3.	the Interconnection Settlement Agreement;

4.	the Community Services Framework Agreement;

5.	the Centralised Services Agreement;

6.	the Property Leasing Framework Agreement;

7.	the IT Services Framework Agreement;

8.	the Supplies Procurement Services Framework Agreement; and

9.	the Internet Applications Channel Services Framework Agreement.

The Agreements governing the above continuing connected transactions will expire on 31 December 2018.

The Board announces that the Company and China Telecommunications Corporation have entered into supplemental agreements on 20 August 2018 and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement for a further term of three years expiring on 31 December 2021. The pricing terms of the Agreements are set out below in this announcement.

CONTINUING CONNECTED TRANSACTIONS WITH CHINA TELECOMMUNICATIONS CORPORATION

Engineering Framework Agreement

The Engineering Framework Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Engineering Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Engineering Framework Agreement as amended by the supplemental agreement dated 20 August 2018, China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB1,000,000 (equivalent to approximately HK$1,153,137) or engineering construction projects with a value of over RMB4,000,000 (equivalent to approximately HK$4,612,546) shall be the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. The Group shall solicit at least three tenderers for the tender process. In the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations, both parties agreed to apply such amended rules and regulations and no amendment to the supplemental agreement is required.

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/ or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the Interconnection Settlement Agreement, the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology of the PRC from time to time. Interconnection charges are currently RMB0.06 per minute for local calls originated from the Group to China Telecommunication Corporation. The interconnection settlement charges will be calculated according to the “Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees” (Xin Bu Dian [2003] No. 454) promulgated by the Ministry of Information Industry of the PRC. The Ministry of Industry and Information Technology of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the Ministry of Industry and Information Technology of the PRC amends the existing, or promulgates new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Interconnection Settlement Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Interconnection Settlement Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the Community Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

The Community Services Framework Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Community Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Centralised Services Agreement

Pursuant to the Centralised Services Agreement, centralised services include management and operational services provided by the Group to China Telecommunications Corporation in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecommunications Corporation to the Group and the common use of international telecommunications facilities by both parties.

In accordance with the Centralised Services Agreement, the aggregate costs incurred by the Group and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Group and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecommunications Corporation, the Group will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee of each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference.

The Centralised Services Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Centralised Services Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Property Leasing Framework Agreement

Pursuant to the Property Leasing Framework Agreement, the Group and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment installation. The rental charges under the Property Leasing Framework Agreement shall be determined according to comparable market rates. Market rates shall mean the rental charges at which the same or similar type of properties or adjacent properties are leased by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the rental charges for any property under the Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference. The rental charges are subject to review every three years.

The Property Leasing Framework Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Property Leasing Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

IT Services Framework Agreement

Pursuant to the IT Services Framework Agreement, China Telecommunications Corporation and/or its associates and the Group can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference.

In the circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the relevant tender procedures. The Group shall solicit at least three tenderers for the tender process. If the terms offered by the Group or China Telecommunications Corporation and/or its associates are no less favourable than those offered by an Independent Third Party provider, the Group or China Telecommunications Corporation and/or its associates may award the tender to the other party.

The IT Services Framework Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the IT Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2021. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Supplies Procurement Services Framework Agreement

Pursuant to the Supplies Procurement Services Framework Agreement, China Telecommunications Corporation and/or its associates and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage and transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for the procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement are provided at:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

The Supplies Procurement Services Framework Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Supplies Procurement Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Internet Applications Channel Services Framework Agreement

Pursuant to the Internet Applications Channel Services Framework Agreement, the Company provides Internet applications channel services to China Telecommunications Corporation and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc.

The charges payable for the services under the Internet Applications Channel Services Framework Agreement are calculated on the following basis:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

The Internet Applications Channel Services Framework Agreement will expire on 31 December 2018. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 20 August 2018 and renewed the Internet Applications Channel Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2021. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the agreement, and the parties shall consult and decide on matters relating to such renewal.

Reasons for and Benefits of the Transactions Contemplated under the Agreements

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have, for a long time, set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

THE RENEWED ANNUAL CAPS

Under Rules 14A.53 and 14A.68(4) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The historical amounts, the Annual Caps for the year ending 31 December 2018 and the Renewed Annual Caps for the three years ending 31 December 2019, 2020 and 2021 for each of the transactions contemplated under the Agreements are set out below:

Agreements	Audited historical amount for the year ended 31 December 2016	Audited historical amount for the year ended 31 December 2017	Unaudited historical amount for the period from 1 January to 30 June 2018	Annual Caps for the year ending 31 December 2018	Renewed Annual Caps for the year ending 31 December 2019	Renewed Annual Caps for the year ending 31 December 2020	Renewed Annual Caps for the year ending 31 December 2021

Engineering Framework Agreement	RMB18,936 million (equivalent to HKD21,836 million)	RMB18,672 million (equivalent to HKD21,531 million)	RMB7,544 million (equivalent to HKD8,699 million)	RMB19,500 million (equivalent to HKD22,486 million)	RMB23,000 million (equivalent to HKD26,522 million)	RMB30,000 million (equivalent to HKD34,594 million)	RMB32,000 million (equivalent to HKD36,900 million)

Ancillary Telecommunications Services Framework Agreement	RMB13,938 million (equivalent to HKD16,072 million)	RMB16,072 million (equivalent to HKD18,533 million)	RMB7,461 million (equivalent to HKD8,604 million)	RMB17,000 million (equivalent to HKD19,603 million)	RMB22,000 million (equivalent to HKD25,369 million)	RMB24,000 million (equivalent to HKD27,675 million)	RMB26,500 million (equivalent to HKD30,558 million)

Interconnection Settlement Agreement	RMB172 million (equivalent to HKD198 million)	RMB145 million (equivalent to HKD167 million)	RMB73 million (equivalent to HKD84 million)	RMB800 million (equivalent to HKD923 million)	RMB400 million (equivalent to HKD461 million)	RMB400 million (equivalent to HKD461 million)	RMB400 million (equivalent to HKD461 million)

Community Services Framework Agreement	RMB2,871 million (equivalent to HKD3,311 million)	RMB3,028 million (equivalent to HKD3,492 million)	RMB1,317 million (equivalent to HKD1,519 million)	RMB4,000 million (equivalent to HKD4,613 million)	RMB4,200 million (equivalent to HKD4,843 million)	RMB4,500 million (equivalent to HKD5,189 million)	RMB4,800 million (equivalent to HKD5,535 million)

Centralised Services Agreement	RMB523 million (equivalent to HKD603 million)	RMB727 million (equivalent to HKD838 million)	RMB346 million (equivalent to HKD399 million)	RMB1,300 million (equivalent to HKD1,499 million)	RMB1,300 million (equivalent to HKD1,499 million)	RMB1,400 million (equivalent to HKD1,614 million)	RMB1,500 million (equivalent to HKD1,730 million)

Property Leasing Framework Agreement	RMB595 million (equivalent to HKD686 million)	RMB707 million (equivalent to HKD815 million)	RMB290 million (equivalent to HKD334 million)	RMB1,600 million (equivalent to HKD1,845 million)	RMB1,300 million (equivalent to HKD1,499 million)	RMB1,400 million (equivalent to HKD1,614 million)	RMB1,500 million (equivalent to HKD1,730 million)

IT Services Framework Agreement	Amount payable by the Group: RMB1,597 million (equivalent to HKD1,842 million)	Amount payable by the Group: RMB1,812 million (equivalent to HKD2,089 million)	Amount payable by the Group: RMB624 million (equivalent to HKD720 million)	Amount payable by the Group: RMB2,200 million (equivalent to HKD2,537 million)	Amount payable by the Group: RMB3,200 million (equivalent to HKD3,690 million)	Amount payable by the Group: RMB4,000 million (equivalent to HKD4,613 million)	Amount payable by the Group: RMB5,000 million (equivalent to HKD5,766 million)

	Amount payable by China Telecommunications Corporation and/or its associates: RMB312 million (equivalent to HKD360 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB642 million (equivalent to HKD740 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB207 million (equivalent to HKD239 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB700 million (equivalent to HKD807 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,300 million (equivalent to HKD1,499 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,600 million (equivalent to HKD1,845 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,100 million (equivalent to HKD2,422 million)

Supplies Procurement Services Framework Agreement	Amount payable by the Group: RMB5,199 million (equivalent to HKD5,995 million)	Amount payable by the Group: RMB4,248 million (equivalent to HKD4,899 million)	Amount payable by the Group: RMB1,438 million (equivalent to HKD1,658 million)	Amount payable by the Group: RMB7,000 million (equivalent to HKD8,072 million)	Amount payable by the Group: RMB6,000 million (equivalent to HKD6,919 million)	Amount payable by the Group: RMB6,200 million (equivalent to HKD7,149 million)	Amount payable by the Group: RMB6,400 million (equivalent to HKD7,380 million)

	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,786 million (equivalent to HKD3,213 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB3,291 million (equivalent to HKD3,795 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,942 million (equivalent to HKD2,239 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB5,500 million (equivalent to HKD6,342 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB6,300 million (equivalent to HKD7,265 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB6,800 million (equivalent to HKD7,841 million)	Amount payable by China Telecommunications Corporation and/or its associates: RMB7,200 million (equivalent to HKD8,303 million)

Internet Applications Channel Services Framework Agreement	RMB332 million (equivalent to HKD383 million)	RMB344 million (equivalent to HKD397 million)	RMB129 million (equivalent to HKD149 million)	RMB4,000 million (equivalent to HKD4,613 million)	RMB2,000 million (equivalent to HKD2,306 million)	RMB2,500 million (equivalent to HKD2,883 million)	RMB3,000 million (equivalent to HKD3,459 million)

As far as the Directors are aware, none of the Annual Caps for the year ending 31 December 2018 has been exceeded as at the date of this announcement. Each of the Annual Caps of the Agreements for the three years ending 31 December 2019, 2020 and 2021 have been determined by reference to the nature of the transactions contemplated under the respective Agreements, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2019, 2020 and 2021. The consideration under each of the Agreements will be satisfied in cash and no payment will be made on a deferred basis.

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Engineering Framework Agreement is mainly attributable to the impact of the scale and structure of capital expenditure of the Company. As the coming two to three years will be an important stage of network intelligentisation reforms and upgrade as well as 5G development, the Company is required to maintain requisite capital expenditure. In addition, as a result of the continuous improvement of the capability of offering engineering design and installation services, China Telecommunications Corporation and/or its associates will have more competitive advantages than third-party vendors which will enable them to fulfill the needs for the Company’s future developments. Therefore, it is anticipated that the Company’s demand for engineering services will increase.

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the gradual expansion of subscribers scale, business volume and network scale of the Company year on year. It is anticipated that the demand for the services for corporate development, customers retention, outsourced network repairs, installation and relocation of equipment will continue to increase. In addition, as a result of the continuous improvement of the capability of offering ancillary telecommunications services, China Telecommunications Corporation and/or its associates will have more competitive advantages than the third-party vendors which will enable them to fulfill the needs for the Company’s future developments. Therefore, it is anticipated that the Company’s demand for ancillary telecommunications services will increase.

The decrease in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Interconnection Settlement Agreement is mainly attributable to the impact of the reduction in fixed line call volume which led to the drop of interconnection settlement accordingly.

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Community Services Framework Agreement is mainly attributable to the steady increase in demand for respective community services including property management and conference services as a result of business development and the expansion of scale of the Company. Meanwhile, as a result of the continuous improvement of the capability of offering community services, China Telecommunications Corporation and/or its associates will have more competitive advantages than third-party vendors which will enable them to fulfill the needs for the Company’s future developments. Therefore, it is anticipated that the Company’s demand for community services will increase.

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Centralised Services Agreement is mainly attributable to the increase in fees payable to the Company in respect of the services provided for such assets and businesses of China Telecommunications Corporation and/or its associates which are managed by the Company.

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Property Leasing Framework Agreement is mainly attributable to the changes in rental charges and the area of the premises being rented.

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the provision of IT services by China Telecommunications Corporation and/or its associates to the Group under the IT Services Framework Agreement is mainly attributable to the increase in demand for IT related services for construction of self-use IT system and provision of various new ICT Applications services to customers following the Company’s network intelligentisation transformation and enhancement of capabilities of new ICT Applications services. The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the provision of IT services by the Group to China Telecommunications Corporation and/or its associates under the IT Services Framework Agreement is mainly attributable to the enhancement of IT capabilities of the Company and increase in customers’ demands, the related IT services provided to China Telecommunications Corporation and/or its associates by the Group will steadily increase.

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the provision of supplies procurement services by China Telecommunications Corporation and/or its associates to the Group under the Supplies Procurement Services Framework Agreement is mainly attributable to the anticipated increase in the capital expenditure, network maintenance expenses, expenses for installation and relocation of equipment. The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the provision of supplies procurement services by the Group to China Telecommunications Corporation and/or its associates under the Supplies Procurement Services Framework Agreement is mainly attributable to the anticipated steady increase in the supplies services including sales of mobile terminals provided to China Telecommunications Corporation and/or its associates by the Group.

The increase in the Annual Caps for the three years ending 31 December 2019, 2020 and 2021 in relation to the Internet Applications Channel Services Framework Agreement is mainly attributable to the steady increase in business volume, subscribers and revenues of the Internet operating unit of China Telecommunications Corporation and/or its associates, but represents a decrease as compared to the Annual Cap for the year 2018.

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions are entered into in accordance with pricing mechanisms and transactions models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The relevant business departments and connected persons negotiate the pricing terms of the continuing connected transactions. These pricing terms shall be determined in accordance with the pricing policies principles as set out in the agreements of continuing connected transactions, which should be fair and reasonable and subject to the review of the finance department.

The legal department regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates connected transactions into the scope of annual internal control assessment and reports the results to the management.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have been received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company would conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing those transactions are entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better; or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from Independent Third Parties; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions on an ongoing basis and the Board, through the Audit Committee, conducts an annual review of the risk management and internal control systems of the Company for each financial year. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

CONNECTION BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. Accordingly, China Telecommunications Corporation is a connected person of the Company pursuant to Chapter 14A of the Listing Rules and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company.

As each of the applicable percentage ratios (excluding the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021 is expected to exceed 0.1% but is less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (excluding the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2019, 2020 and 2021, are expected to exceed 5%, such continuing connected transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Details of the above Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rules 14A.71 and 14A.72 of the Listing Rules.

BOARD OPINION

The Board has passed resolutions to approve, among others, the renewal of the Agreements of continuing connected transactions. Save for Mr. Yang Jie, who also serves as the Chairman of China Telecommunications Corporation and has therefore abstained from voting on the relevant board resolutions in respect of, among others, the renewal of the Agreements, none of the Directors had a material interest in the transactions contemplated under the Agreements and no Director was required to abstain from voting on the relevant board resolutions to approve the renewal of the Agreements.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors of the Company) is of the view that the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the relevant terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the renewal of the continuing connected transactions at the EGM.

An Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming, has been formed to advise the Independent Shareholders in respect of, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. The Company has appointed Somerley Capital Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto.

A circular containing, among other things, (i) details of the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the Renewed Annual Caps applicable thereto; (ii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the EGM, is expected to be despatched to the shareholders of the Company on or before 10 September 2018.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Agreements”	the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with expiration on 31 December 2021

“Annual Caps”	the maximum aggregate annual values

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“Centralised Services Agreement”	the Centralised Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with expiration on 31 December 2021

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Community Services Framework Agreement”	the Community Services Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with expiration on 31 December 2021

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened, the notice of which will be set out in the circular, or any adjournment thereof

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with expiration on 31 December 2021

“Group”	the Company and its subsidiaries

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HKD1.00 = RMB0.8672. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming, formed to advise the Independent Shareholders in respect of, among others, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“Independent Financial Adviser”	Somerley Capital Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, among others, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“Interconnection Settlement Agreement”	the Interconnection Settlement Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with expiration on 31 December 2021

“Internet Applications Channel Services Framework Agreement”	the Internet Applications Channel Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018, with expiration on 31 December 2021

“IT Service Framework Agreement”	the IT Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with expiration on 31 December 2021

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“Property Leasing Framework Agreement”	the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with expiration on 31 December 2021

“Renewed Annual Caps”	the renewed Annual Caps for the continuing connected transactions contemplated under the Agreements for the three years ending 31 December 2019, 2020 and 2021

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 20 August 2018 with expiration on 31 December 2021

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 20 August 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).